UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D. C. 20549

                            --------------------

                                SCHEDULE 13-D

                  Under the Securities Exchange Act of 1934

                   WEBTECH INTERNATIONAL INVESTORS GROUP, INC.
                              (Name of Issuer)

                   Common Stock, Par Value $0.001 Per Share
                       (Title of Class of Securities)

                                Not applicable
                                (CUSIP Number)

                             Anthony J. Albertini
                       3000 Northwoods Parkway, Suite 240
                           Norcross, Georgia 30071
                               (770) 416-8002
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               April 30, 2001
                        (Date of event Which Requires
                          Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13-G to report the acquisition which is the subject of this Schedule 13-D, and is filing this Schedule because of Rule 13d-1 (b) or (4), check the following box. [ ]

                            CUSIP NO. Not applicable

   (1)  Name of Reporting                     Anthony Albertini
        Persons. S.S. or
        I.R.S.Identification
        No. of Above Person

   (2)  Check the Appropriate
        Box if a Member of a                 (a) X
        Group                                (b)

   (3)  SEC Use Only

   (4)  Source of Funds                      SC

   (5)  Check if Disclosure
        of Legal Proceedings
        is Required Pursuant
        to Items 2(d) or 3(e)

   (6)  Citizen or Place of                  United States
        Organization

                                  (7)  Sole Voting
                                       Power         2,160,000 shares

  Number of Shares                (8)  Shared Voting
  Beneficially                         Power
  Owned by Each
  Reporting                       (9)  Sole
  Person With*                         Dispositive
                                       Power         2,160,000 shares

                                 (10)  Shared
                                       Dispositive
                                       Power

  (11)  Aggregate Amount
        Beneficially Owned by
        Each Reporting Person                        2,160,000 shares

  (12)  Check if the Aggregate
        Amount in Row (11)
        Excludes Certain Shares

  (13)  Percent of Class                             26.9%
        Represented by Amount
        in Row (11)

  (14)  Type of Reporting                            IN
        Persons

                           CUSIP NO. Not applicable

   (1)  Name of Reporting                     Michael Brewton
        Persons. S.S. or
        I.R.S.Identification
        No. of Above Person

   (2)  Check the Appropriate
        Box if a Member of a                 (a) X
        Group                                (b)

   (3)  SEC Use Only

   (4)  Source of Funds                      SC

   (5)  Check if Disclosure
        of Legal Proceedings
        is Required Pursuant
        to Items 2(d) or 3(e)

   (6)  Citizen or Place of                  United States
        Organization

                                  (7)  Sole Voting
                                       Power         2,160,000 shares

  Number of Shares                (8)  Shared Voting
  Beneficially                         Power
  Owned by Each
  Reporting                       (9)  Sole
  Person With*                         Dispositive
                                       Power         2,160,000 shares

                                 (10)  Shared
                                       Dispositive
                                       Power

  (11)  Aggregate Amount
        Beneficially Owned by
        Each Reporting Person                        2,160,000 shares

  (12)  Check if the Aggregate
        Amount in Row (11)
        Excludes Certain Shares

  (13)  Percent of Class                             26.9%
        Represented by Amount
        in Row (11)

  (14)  Type of Reporting                            IN
        Persons

                           CUSIP NO. Not applicable

   (1)  Name of Reporting                     Farid Sadri
        Persons. S.S. or
        I.R.S.Identification
        No. of Above Person

   (2)  Check the Appropriate
        Box if a Member of a                 (a) X
        Group                                (b)

   (3)  SEC Use Only

   (4)  Source of Funds                      SC

   (5)  Check if Disclosure
        of Legal Proceedings
        is Required Pursuant
        to Items 2(d) or 3(e)

   (6)  Citizen or Place of                  United States
        Organization

                                  (7)  Sole Voting
                                       Power         2,160,000 shares

  Number of Shares                (8)  Shared Voting
  Beneficially                         Power
  Owned by Each
  Reporting                       (9)  Sole
  Person With*                         Dispositive
                                       Power         2,160,000 shares

                                 (10)  Shared
                                       Dispositive
                                       Power

  (11)  Aggregate Amount
        Beneficially Owned by
        Each Reporting Person                        2,160,000 shares

  (12)  Check if the Aggregate
        Amount in Row (11)
        Excludes Certain Shares

  (13)  Percent of Class                             26.9%
        Represented by Amount
        in Row (11)

  (14)  Type of Reporting                            IN
        Persons

                            CUSIP NO. Not applicable

   (1)  Name of Reporting                     June M. Cuba
        Persons. S.S. or
        I.R.S.Identification
        No. of Above Person

   (2)  Check the Appropriate
        Box if a Member of a                 (a) X
        Group                                (b)

   (3)  SEC Use Only

   (4)  Source of Funds                      SC

   (5)  Check if Disclosure
        of Legal Proceedings
        is Required Pursuant
        to Items 2(d) or 3(e)

   (6)  Citizen or Place of                  United States
        Organization

                                  (7)  Sole Voting
                                       Power         510,000 shares

  Number of Shares                (8)  Shared Voting
  Beneficially                         Power
  Owned by Each
  Reporting                       (9)  Sole
  Person With*                         Dispositive
                                       Power         510,000 shares

                                 (10)  Shared
                                       Dispositive
                                       Power

  (11)  Aggregate Amount
        Beneficially Owned by
        Each Reporting Person                        510,000 shares

  (12)  Check if the Aggregate
        Amount in Row (11)
        Excludes Certain Shares

  (13)  Percent of Class                             6.4%
        Represented by Amount
        in Row (11)

  (14)  Type of Reporting                            IN
        Persons

                           CUSIP NO. Not applicable

   (1)  Name of Reporting                     Dawn DeCarlo
        Persons. S.S. or
        I.R.S.Identification
        No. of Above Person

   (2)  Check the Appropriate
        Box if a Member of a                 (a) X
        Group                                (b)

   (3)  SEC Use Only

   (4)  Source of Funds                      SC

   (5)  Check if Disclosure
        of Legal Proceedings
        is Required Pursuant
        to Items 2(d) or 3(e)

   (6)  Citizen or Place of                  United States
        Organization

                                  (7)  Sole Voting
                                       Power         510,000 shares

  Number of Shares                (8)  Shared Voting
  Beneficially                         Power
  Owned by Each
  Reporting                       (9)  Sole
  Person With*                         Dispositive
                                       Power         510,000 shares

                                 (10)  Shared
                                       Dispositive
                                       Power

  (11)  Aggregate Amount
        Beneficially Owned by
        Each Reporting Person                        510,000 shares

  (12)  Check if the Aggregate
        Amount in Row (11)
        Excludes Certain Shares

  (13)  Percent of Class                             6.4%
        Represented by Amount
        in Row (11)

  (14)  Type of Reporting                            IN
        Persons

Item 1. Security and Issuer

        This statement on Schedule 13-D (the "Statement") relates to shares of the common stock, $0.001 par value per share (the "Shares"), of Webtech International Investors Group, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 3000 Northwoods Parkway, Norcross, Georgia 30071.

Item 2. Identity and Background

        (a) This Statement is filed by Anthony Albertini ("Albertini"), Michael Brewton ("Brewton"), Farid Sadri ("Sadri"), June
M. Cuba ("Cuba"), and Dawn DeCarlo ("DeCarlo"). Albertini, Brewton, Sadri, Cuba, and DeCarlo each reside in the State of Georgia, and are hereafter sometimes referred to collectively as "Reporting Person".

        (b) and (c)

        The principal business address of Albertini, Brewton, Sadri, Cuba, and DeCarlo is 3000 Northwoods Parkway, Norcross, Georgia 30071. The principal business of Albertini, Brewton, Sadri, Cuba, and DeCarlo are to serve as officers and directors of the Company.

        (d) The Reporting Person, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

        (e) The Reporting Person, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) Albertini, Brewton, Sadri, Cuba, and DeCarlo are citizens of the State of Georgia, United States.

Item 3. Source and Amount of Funds or Other Consideration

       Albertini acquired 2,160,000 shares of the Company's Common Stock on April 30, 2001, when the Company acquired all of the issued and outstanding stock of DT Solutions, Inc. ("DT"). Albertini currently directly owns 2,160,000 shares of Common Stock. The consideration exchanged pursuant to the Acquisition Agreement was negotiated between the shareholders of the Company and DT. In evaluating the Acquisition, the shareholders of the Company used criteria such as the value of assets of DT, DT's ability to manage and expand its business, DT's ability to compete in the market place, DT's current and anticipated business operations, and DT's management's experience and business plan. In evaluating the Company, DT placed primary emphasis on the Company's status as a reporting company under
Section 12(g) of the Securities Exchange Act of 1934, as amended, the Company's clean financial condition, and the Company's facilitation of DT's goal of becoming a fully reporting company under the Act.

     Brewton acquired 2,160,000 shares of the Company's Common Stock on April 30, 2001, when the Company acquired all of the issued and outstanding stock of DT Solutions, Inc. Brewton currently directly owns 2,160,000 shares of Common Stock.

       Sadri acquired 2,160,000 shares of the Company's Common Stock on April 30, 2001, when the Company acquired all of the issued and outstanding stock of DT Solutions, Inc. Sadri currently directly owns 2,160,000 shares of Common Stock.

      Cuba acquired 510,000 shares of the Company's Common Stock on April 30, 2001, when the Company acquired all of the issued and outstanding stock of DT Solutions, Inc. Cuba currently directly owns 510,000 shares of Common Stock.

      DeCarlo acquired 510,000 shares of the Company's Common Stock on April 30, 2001, when the Company acquired all of the issued and outstanding stock of DT Solutions, Inc. DeCarlo currently directly owns 510,000 shares of Common Stock.

Item 4. Purpose of the Transaction

       Albertini acquired 2,160,000 shares of the Company's Common Stock as a result of the Company's acquisition of DT Solutions, Inc.

      Brewton acquired 2,160,000 shares of the Company's Common Stock as a result of the Company's acquisition of DT Solutions, Inc.

      Sadri acquired 2,160,000 shares of the Company's Common Stock as a result of the Company's acquisition of DT Solutions, Inc.

      Cuba acquired 510,000 shares of the Company's Common Stock as a result of the Company's acquisition of DT Solutions, Inc.

      DeCarlo acquired 510,000 shares of the Company's Common Stock as a result of the Company's acquisition of DT Solutions, Inc.

Item 5. Interest in the Securities of the Issuer

        (a) and (b)

        Albertini is the direct owner of 2,160,000 shares of the Company's Common Stock, which totals 26.9% of the outstanding Common Stock.

        Brewton is the direct owner of 2,160,000 shares of the Company's Common Stock, which totals 26.9% of the outstanding Common Stock.

       Sadri is the direct owner of 2,160,000 shares of the Company's Common Stock, which totals 26.9% of the outstanding Common Stock.

       Cuba is the direct owner of 510,000 shares of the Company's Common Stock, which totals 6.4% of the outstanding Common Stock.

       DeCarlo is the direct owner of 510,000 shares of the Company's Common Stock, which totals 6.4% of the outstanding Common Stock.

          (c) None

          (d) None

          (e) None

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

          The Reporting Persons have an oral understanding to, unless agreed otherwise, (a) devote their time and effort to the success of the Company, (b) vote their shares of Common Stock for each other as directors, and (c) utilize their positions as directors to vote for each other as officers of the Company. There is no written agreement evidencing their understanding.

Item 7. Materials to be Filed as Exhibits

          None

                                 SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.


                                    /s/ Anthony Albertini
                                    ANTHONY ALBERTINI, Individually


                                    /s/ Michael Brewton
                                    MICHAEL BREWTON, Individually


                                    /s/ Farid Sadri
                                    FARID SADRI, Individually


                                    /s/ June M. Cuba
                                    JUNE M. CUBA, Individually


                                    /s/ Dawn DeCarlo
                                    DAWN DECARLO, Individually


Dated: June 1, 2001